Attention Business Editors:

Arizona Star secures $5.1 million financing

TORONTO and VANCOUVER, Jan. 24 /CNW/ - Arizona Star Resource Corp. (TSX-V: AZS) announced today that it has agreed to issue 800,000 common shares by way of private placement at $6.40 per share for gross proceeds of $5,120,000. The shares have been sold to arms' length financial institutions and are subject to a four-month hold period. A 2% finder's fee will be payable to an independent party on closing. The private placement is subject to compliance with all the requisite regulatory and stock exchange requirements.

Proceeds from the financing will be used to fund cash calls in 2005 on the Cerro Casale joint venture, expenses related to Bema's proposed bid for shares of Arizona Star and for general working capital requirements.

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24% interest in the project.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: Paul A. Parisotto, President and CEO, Tel.: (416) 369-9333/

(AZS.)